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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Health Grades, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
42218Q102
(CUSIP Number)
Kerry R. Hicks
500 Golden Ridge Road, Suite 100
Golden, Colorado 80401
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 22, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	42218Q102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Kerry R. Hicks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Colorado

	7	SOLE VOTING POWER:

NUMBER OF		4,107,293

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,067,293

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,107,293*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*  Includes 2,289,823 shares underlying options to purchase common stock which are exercisable within 60 days hereof and 10,000 shares held by David G. Hicks Irrevocable Children’s Trust for which Kerry R. Hicks is the trustee.
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 1 to Schedule 13D amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on March 28, 2000.
Item 1 – Security and Issuer
Item 1 is hereby replaced by the following:
This statement relates to the common stock, $0.001 par value (the “Common Stock”) of Health Grades, Inc. (the “Company”). The principal executive offices of the Company are located at 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401.
Item 2 – Identity and Background
Item 2 Section (b) is hereby replaced by the following:
     (b) The business address of the Reporting Person is 500 Golden Ridge Road, Suite 100, Golden, Colorado 80401.
Item 3 – Source and Amount of Funds or Other Consideration
Item 3 is amended by adding the following:
In 2002, the Reporting Person purchased 293,403 shares of Common Stock through salary withholding pursuant to the Health Grades, Inc. Stock Purchase Plan for an aggregate purchase price of $35,062. On March 15, 2005, through a cashless warrant exercise, the Reporting Person converted 350,000 warrants to purchase Common Stock at $4.00 per share for 68,649 shares of Common Stock. On July 24, 2006, the Reporting Person acquired 40,000 shares of Common Stock pursuant to a restricted stock award. The shares underlying the award are subject to further time based vesting but the Reporting Person currently has voting power over such 40,000 shares of Common Stock.
Item 5. Interest in Securities of the Issuer
Item 5 Section (a) and (b) are hereby replaced by the following:
     (a) The Reporting Person beneficially owns 4,107,293 shares of the Common Stock, including 2,289,823 shares underlying stock options, which constitutes 13.4% of the outstanding shares of Common Stock based on Common Stock outstanding as of January 8, 2007.
     (b) The Reporting Person has sole power to vote or direct the vote of 4,107,293 shares of Common Stock, and sole power to dispose or direct the disposition of 4,067,293.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby replaced with the following:
None.
Item 7. Material to Be Filed as Exhibits
Item 7 is hereby replaced with the following:
None.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2007 (Date)

/s/ Kerry R. Hicks

Kerry R. Hicks (Name/Title)